                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                              ---------------------
                                   FORM 10-SB
                              ---------------------


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934
                              ---------------------


                          TEAM LABS SYSTEMS GROUP, INC.
                          -----------------------------
                 (Name of Small Business Issuer in its charter)


              Delaware                                         52-2265134
   ---------------------------------                         --------------
   (State or other jurisdiction of                         (I.R.S. Employer
    incorporation or organization)                         Identification No.)



   6380 Wilshire Boulevard, Suite 907
       Los Angeles, California                                   90048
---------------------------------------                         ------
(Address of principal executive offices)                      (Zip code)

Issuer's telephone number: (323) 658-7199

Securities to be registered pursuant to Section 12(b) of the Act:
                                      none

Securities to be registered pursuant to Section 12(g) of the Act:


                               $.0001 Common Stock
                                (Title of Class)

                              Page One of __ Pages
                      Exhibit Index is Located at Page __.


                                TABLE OF CONTENTS


                                                                       Page
PART I

Item 1.   Description of Business ...............................

Item 2.   Plan of Operation .....................................

Item 3.   Description of Property ...............................

Item 4.   Security Ownership of Certain
            Beneficial Owners and Management ....................

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons .................................

Item 6.   Executive Compensation ................................

Item 7.   Certain Relationships and
            Related Transactions ................................

Item 8.   Description of Securities .............................

PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters .............................................

Item 2.   Legal Proceedings .....................................

Item 3.   Changes in and Disagreements with Accountants .........

Item 4.   Recent Sales of Unregistered Securities ...............

Item 5.   Indemnification of Directors and Officers .............

PART F/S

          Financial Statements ..................................

PART III

Item 1.   Index to Exhibits .....................................

               Signatures .......................................

             CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

        Team Labs Systems Group, Inc. (the "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements.

        This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things:



                                       2.

(i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies;
(iii) technology advancements as they relate to the communications and consumer electronics industries; and, (iv) the Company's financing plans.

        Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on new product development, competition and low barriers to entry, and technological change.

        The accompanying information contained in this Registration, including, without limitation, the information set forth under the headings "Risk Factors," "Description of Business" and "Management's Discussion and Analysis or Plan of Operation" identify important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement.

        Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.


                                     PART I

ITEM 1.        DESCRIPTION OF BUSINESS

               Registrant was incorporated under the laws of the State of Delaware on July 23, 1990 under the name Avanti Ventures Inc. On February 18, 1994, Registrant changed its name to Pegasus Financial Group, Inc.

               On September 26, 1995, Registrant changed its name to Interactive Telephone Network, Inc. On December 31, 1998, the registrant filed articles of amendment to change the name of the company to T.House & Company, Ltd.

               In March of 1996, the Registrant acquired 89% of the common stock of Shared Use Network Services, Inc. ("SUNS"), a Colorado corporation, formerly known as The Members Financial Service Bureau, Inc. The principal business activity of SUNS was the provision of high-end advanced features and services in the telecommunications industry. Effective December 31, 1996, the Registrant transferred its interest in SUNS to certain individuals in exchange for a release of all obligations owed by the Company.

               On September 22, 2000, Registrant changed its name to Team Labs Systems Group, Inc. Registrant has a wholly-owned subsidiary known as Team Labs Systems, Inc. which has an agreement to acquire not less than fifty five percent (55%) of Team Labs Corporation. Team Labs Corporation designs, manufactures and markets classroom hardware, software and science curriculum products. The products facilitate interactive, computer-based science and mathematics education.

               Team Labs Corporation ("Team Labs" or "TLC"), the Registrant's subsidiary, designs and manufactures computer-based data collection products



                                       3.

for the classroom that facilitate interactive science and math education. The products, collectively known as "probeware," consist of hardware, software, and curriculum. Probeware allows students to make real-time measurements of physical properties in the laboratory. Team Labs has developed a new probeware product line called ThinkStation(TM), which was designed based upon specific requests from educational customers across the country. Customers of Team Labs are both public and private school systems throughout North America.

               Team Labs probeware systems allow students to develop functional skills in high technology by providing real life applications of the scientific method. By raising the level of understanding among students, our products help to foster higher academic performance, better prepare students for careers in science, and encourage involvement by students who might not otherwise participate in science.

               Team Labs began business in October 1994 when the Personal Science Laboratory (PSL) product line was purchased from IBM Corporation by the core of the IBM group that developed, manufactured and marketed PSL from 1988 to 1994. Team Labs continues to be an IBM Business Partner working closely with the IBM Education Group in Atlanta and Canada.

               Team Labs headquarters is located on the north edge of Boulder, Colorado. The facility provides an excellent environment for all business operations, including administration, manufacturing, and new product development. The facility also houses the Team Labs Training Center.


               Team Labs has developed and continues to protect its intellectual property rights. These intellectual property rights consist of design patents, trademarks and service marks that reflect marketplace "good will" and brand recognition enjoyed by Team Labs products and services, copyright in software, curriculum materials, manuals, and marketing materials, and proprietary information in manufacturing processes.

PATENTS

               The Registrant's subsidiary, Team Labs, has filed design patent applications covering the following:

               -  Rotary Motion Transducer

               -  Distance Sensor

               -  Probe Module

               -  Data Gathering Base Unit

               Design patent applications will be filed for the following:

               -  Booster

               -  Booster Pad

               Design patents are filed for unique hardware designs that bring competitive advantage to the marketplace. Team Labs continues to be a technical leader in the field of probeware and files patent applications as appropriate. Team Labs will prosecute any infringements encountered. The actions of competitors are closely monitored to insure that no infringements occur.

               Design patent applications will also be filed for the unique design of the Boosters and Booster Pad employed in the ThinkStation Interface.



                                       4.

               This Booster design provides a unique advantage of enhanced usability and reliability for the customer, providing a competitive advantage for Team Labs. It is conceivable that Team Labs would license the design to companies desiring to make third-party products for ThinkStation.


TRADEMARKS

               Trademarks represent a second valuable category for Team Labs in the form of brand identity and brand recognition.

               Applications for registration for the following marks have been filed:

               -  Team Labs (registered)

               - ThinkStation (intent to use filed, trademark published for comments)

               -  FastGlass pH

               -  Personal Science Laboratory

               -  PSL

               -  PSL Explorer

               Applications for registration for the following marks will be filed:

               -  ThinkStation Excelerator 2000

               -  DataScream

               -  Connect&Go

               -  Adaptive Packet Technology

               The trademarks, such as Team Labs and ThinkStation, represent the trust and reputation of the company's products in the marketplace. Most advertising and marketing dollars enhance the awareness and reputation of these brands and create overall name recognition. Backed by excellent products, these brands have a large value in the market, and will continue to increase as more marketing effort is expended.

               Secondary trademarks of Team Labs identify unique technologies that provide technical benefits to the customer. Examples would be the FastGlass pH probe, Excelerator, DataScream and Connect&Go. Defense of these trademarks helps establish Team Labs as an innovator and technical leader in the field of probeware systems.

               The Team Labs name and logo is a registered trademark of Team Labs. The use of this logo is highly protected by color, shape and placement standards such that it consistently appears in an approved form.

               The ThinkStation product brand and logo may prove to be equally valuable to Team Labs. Field tests of this name have returned high approval and almost instant recognition. The ThinkStation trademark was filed as an "intent to use" prior to first customer shipments. The mark was published in the trademark register in May 2000 and will be promoted to a registered trademark as interstate shipments of the product begin. The ThinkStation logo is perfected by color, style and use standards.



                                       5.

PROPRIETARY SOFTWARE

               Most of the development budget of Team Labs is devoted to software design and implementation. This software is protected as proprietary information of Team Labs.

               Software is distributed along with a software license agreement. The ThinkStation Excelerator license allows for a single use of the software with a ThinkStation interface, and use on other computers for non-data acquisition analysis. A certificate stating the number of licenses provided with each product shipment is provided in the User Guide along with a registration card.

COPYRIGHTS

               The curriculum materials developed as part of Team Labs probeware systems are protected by copyright. A standard copyright notice is included in each publication. Team Labs owns the copyright on the following:

        CURRICULUM PRODUCTS

               Temperature Experiments
               Motion Experiments
               Ph Experiments
               Light Experiments
               Probe-based Biology
               Probe-based Physics
               Probe-based Chemistry
               Introductory Experiments

        USER MANUALS

               ThinkStation Probeware System User Guide
               PSL Excelerator 99 User Guide

        HELP SYSTEM

               PSL Excelerator 99 Help files
               Excelerator 2000 help files

        MARKETING MATERIALS

               Team Labs 2000 Catalog
               Team Labs 2001 Catalog
               Team Labs web site

        SOFTWARE

               ThinkStation Excelerator 2000
               ThinkStation Excelerator 2001
               ThinkStation SP-16 Interface firmware
               PSL Excelerator 99
               PSL Explorer
               PSL Base Unit microcode
               PSL Digital Multimeter microcode


GOVERNMENTAL REGULATIONS

               Registrant and its subsidiary, Team Labs, are not subject to any extraordinary governmental regulations.

RISK FACTORS



                                       6.

               The Company's business is subject to certain risk factors, including the following:

               There is significant competition in the market for science education equipment, software and curricula.

               Registrant believes that the principal competitive factors in the market for science laboratory equipment, software and curricula are name recognition, performance, ease of use and functionality of products.

               Team Labs has and will continue to encounter competition from other firms and established institutions, most of which are larger, have longer histories of operations and have greater financial, marketing and other resources than those of Team Labs.

               No assurances can be provided that Team Labs will be successful in its efforts to maintain market acceptance or that, even if successful, will be able to attract sufficient sales to make its operations commercially profitable.

               There is a risk that Team Labs may not be able to maintain technology protection and proprietary rights.

               Team Labs regards its technology as its property and attempts to protect it through intellectual property and trade secret laws, restrictions on disclosure and other methods. Team Labs enters into confidentiality agreements with its employees and contractors and tries to control access to and distribution of its documents and proprietary technology. However, the steps taken may not prevent misappropriation or infringement of Team Lab's proprietary technology. Thus, Team Labs is exposed to the risk that others may use its technology and processes without redress. Further, no assurances can be provided that Team Lab's technology or processes will not be found to infringe upon the patents and proprietary technology of others.

               The success of Registrant's future growth is dependent on its ability to successfully manage growth of Team Labs.

               For Team Labs to expand rapidly, to offer its services and products successfully, and to implement its business plan, Team Labs will require effective planning and management. Its future performance and profitability will depend on many factors, including (i) management must successfully maintain existing customer relationships; (ii) Team Labs must effectively market expanded service capabilities; (iii) Team Labs needs to keep up a consistent high quality of service; and (iv) Team Labs must recruit, train, motivate and retain qualified personnel.

               No assurances can be provided that the Company will either maintain or accelerate Team Lab's growth or that the Company will anticipate all of the changing demands that expanding operations will impose on management, financial systems and management information systems. Any failure to do so could have a material adverse effect on the Company's business.

               There is a limited trading market for Registrant's common stock.

               As of the date of this Registration Statement, the Registrant's Common Stock is traded on the "Electronic Bulletin Board-Pink Sheets" operated by the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "TMLS." The Electronic Bulletin Board is a more limited trading market



                                       7.

than the NASDAQ Small Cap Market and timely, accurate quotations as to the price of the Common Stock may not always be available.

               Although the Company's common stock is quoted on the National Quotation Bureau's "Pink Sheets", there is currently no "established trading market" for its common stock, and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant adverse effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

               Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop in the Company's common stock. Further, effective January 4, 1999, the National Association of Securities Dealers ("NASD") adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under
Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). This Registration Statement will bring the Company into compliance with the listing provision of the OTC Bulletin Board and should prevent the NASD from delisting quotations of the Company's common stock.

               The Registrant's common stock may be subject to Low-Priced Stock Risk Disclosure Requirements.

               The securities of the Registrant may be considered low-priced or "designated" securities under rules promulgated under the Exchange Act. Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain rules adopted by the Securities and Exchange Commission.

               Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker or dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks associated with the penny stock market. The broker or dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker or dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker or dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

               These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's stock that become subject to the penny stock rules, and accordingly, customers in the Company's securities may find it difficult to sell their securities, if at all.



                                       8.

               Team Labs is dependent on third-party suppliers.

               Team Labs is dependent on third-party suppliers for various component parts of its products. Although Team Labs believes there are alternative sources for many of these component parts, the failure of its current suppliers to supply such component parts or the absence of readily available alternative sources may have a material adverse effect on the company, including but not limited to delaying the implementation of the Company's business plan to achieve profitability.

               Team Labs does not have supply contracts with most third-party suppliers and purchases components pursuant to purchase orders placed from time to time. Advertising insertions are purchased on long term multi-insertions contracts and have penalties for non-performance.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

               All statements, trend analysis and other information contained in this Registration relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ from those contained in the forward-looking statements. The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Registration.

               Year 2000

               Team Labs Corporation's total booked sales for the period January through December 2000 was $636,247, achieving 58% of the projected goal of $1,089,000. December 2000 shipments were $6,210. Shipping backlog as of December 31, 2000 was $67,867. Orders began shipping on January 16, 2001.

               Taken from representative months, gross profit margin (GPM) for October, 2000 was 70%. GPM for November was 59%. This may be a good indication that the business can become profitable.

               Team Labs Corporation faced challenges during year 2000. Sales have developed slower than projected due to the educational sales cycle and the natural delay in market absorption and acceptance of ThinkStation system. Strategies to intercept sales from competitors have been successful but at a lower level than expected.

               Over 1,000 qualified leads for potential customers have been generated from various marketing actions. Determining which have the highest potential and following up with telephone calls has required more effort than expected due to the schedules of educators. Other challenges are as follows:

        - Software development has proven more difficult than expected and continues to be a major expense. Efforts to complete the PC version are approximately three months behind plan. Software functions and competitiveness, however, are above expectations.

        - Due to the continued effort on the PC version, shipment of the Macintosh version of the software has been delayed until August 2001.

        -  Due to the delay of the Macintosh version, development work on the



                                       9.

           elementary product line has been delayed by six months and will be starting in August 2001. The elementary curriculum specialist has been redirected to develop the web-based training package.

        - The lack of a Universal Serial Bus (USB) port on the ThinkStation interface has had some negative market impact. While the existing ThinkStation serial port is more than adequate technically, a USB interface is quickly becoming a product feature requested by customers.

        - Unexpected electrical component shortages have caused production delays with the ThinkStation interface. Up to this point delays have been limited to one month. Managing these shortages requires considerable effort.

               The market for computer-based technology in education continues to expand with the increasing penetration of the computer into school educational processes. Educators are faced with the challenge of successfully applying this technology, and Team Labs Corporation will be there to capitalize on this opportunity while providing usable solutions with true benefit. The existing market for products such as those provided by Team Labs is well over $1 billion. The ThinkStation product line developed over the past several years will continue to be leveraged into high performance solutions for the complete market range of 7-12 and the two-year and four-year college markets.

               Marketing and sales efforts are showing success and will be continued in the present form. Trade shows will continue to be the primary vehicle for lead generation. As ThinkStation systems are placed in customer locations, these sites will be leveraged as reference sites to make the sales process quicker and easier. This strategy will generate a geometric growth of sales over the coming years.

               Year 2001

               To leverage on the market presence created in year 2000, a revised and expanded catalog has been completed for year 2001. This catalog expands on the concepts of ease-of-use and technical leadership and includes several new products. The spring catalog printing will be 50,000 pieces, with 45,000 being direct mailed. Several hundred leads are generated in response to the mailing of the catalog.

               Year 2001 will also see the development of a completely new product line for elementary education. By leveraging existing technologies, these products will be developed with only incremental expenses. The elementary market represents one of the largest markets for computer-based science products. This effort will be supported by a comprehensive marketing program.

               Elementary education also provides a large opportunity for improvement. The goal is to engage students in scientific methods at an early age with easy-to-use equipment and well-tested curriculum products. Teacher training at the elementary level will help to enhance their science skills and bring new methods, energy and excitement to the classroom. This grander mission is necessary to create a society that is able to effectively apply the modern tools of technology in everyday life. The global awareness of these goals ensures that a continual source of funding to purchase technology-based products will be available.



                                      10.

               The worldwide web will become a larger portion of Team Labs Corporation's business in 2001. Efforts begun in year 2000 will be completed and new services will be introduced. These include:

               -  Enhanced, more comprehensive Team Labs Web Site

               -  Quoting of Classroom Solutions

               -  Configuration Assistance

               -  FLASH Demonstration of the Products

               -  On-Line Curriculum Products for Download

               -  Software Upgrades

               -  Web-based Training

               The Web has tremendous potential to deliver products and services to the classroom worldwide, but none greater than training. Training the educators to use technology represents one of the most challenging aspects of this business. The need is being addressed by making a set of training modules available for a subscription fee that educators can access at their convenience. This will give Team Labs a competitive advantage over other competitors and offer more of a total solution in support of a purchase decision.

               Team Labs has the advantage over other companies involved in web-based delivery by providing "hardware" products as well as software and web content as part of the product. Customers are looking for a total solution and the easiest path to classroom implementation. Companies that offer only web-based products can easily be replaced by similar services. The unique hardware components of the ThinkStation system drive customers to the web services to complete the overall fulfillment of the system. This also provides an opportunity to provide additional fee-based web services in the future.


Item 3.        Description of Property

               Registrant presently occupies executive office space at 6380 Wilshire Boulevard, Suite 907, Los Angeles, California 90048. This space consists of 830 square feet of office space, leased for a term which expires on September 30, 2003 at $1,660.00 per month. Management believes that this arrangement will meet Registrant's needs for the foreseeable future.

               In addition, Registrant's subsidiary, Team Labs Corporation, presently occupies office spaces at 6895 N. Foothills Highway D200, Boulder, Colorado. This space consists of 13,008 square feet of office and research space, leased for a term that expires on January 14, 2005 at $4,738.23 per month. Management believes that this arrangement will meet Team Labs Corporation's needs for the foreseeable future.


Item 4. Security Ownership of Certain Beneficial Owners and Management

               (a) Security Ownership of Certain Beneficial Owners.

               The following table sets forth the security and beneficial ownership for each class of equity securities of Registrant for any person who is known to be the beneficial owner of more than five (5%) percent of Registrant.



                                      11.

                         Name and             Amount and
                        Address of            Nature of
                        Beneficial            Beneficial          Percent
Title of Class            Owner                 Owner             of Class
--------------------------------------------------------------------------
Common              Ridgeway Commercial       9,344,737             35.7%
                    Ventures, Ltd.
                    60 Market Square
                    P.O. Box 634
                    Belize City, Belize

               As of June 1, 2001, the total of Registrant's issued and outstanding Common Shares are held by 606 equity holders (including Cede & Co. - "street" held securities).

               (b)    Security Ownership of Management.

               The following table sets forth the ownership for each class of equity securities of Registrant owned beneficially and of record by all directors and officers of Registrant.

                     Name and                 Amount and
                    Address of                Nature of
                    Beneficial                Beneficial          Percent
Title of Class         Owner                    Owner             of Class
--------------------------------------------------------------------------
Common              Raul John Tanedo                  0              0%
                    6380 Wilshire Blvd.
                    Suite 907
                    Los Angeles, CA 90048

Common              Albert Quiambao                   0              0%
                    6380 Wilshire Blvd.
                    Suite 907
                    Los Angeles, CA 90048

Common              All Officers and                  0              0%
                    Directors as a Group
                    (Two [2] individuals)

Item 5.        Directors, Executive Officers, Promoters and Control Persons.

               The directors and officers (and promoters, affiliates and control persons) of Registrant are as follows:

               Name                       Age           Position
------------------------------------  ------------------------------------------
        Albert Quiambao                   37            President & Treasurer;
                                                        Director

        Raul John Tanedo                  34            Secretary; Director

               The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by a majority vote of the remaining Directors. Officers of Registrant serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another



                                      12.

person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any executive officer and director of Registrant.

Resumes

               Raul John Tanedo

               A CPA-attorney, Mr. Tanedo is managing partner of Guzman and Tanedo Law Office based in Makati City, Manila. Before becoming managing partner, he was associate lawyer at Medel, Macam, Pineda & Larcia Law Offices and The Law Firm of Juarez & Olivas-Gallo. He also served as officer-in-charge for Planning and Research and for Audit and Verification of the One Stop Shop Tax Credit and Duty Drawback Center of the Philippine Department of Finance.

               Albert Quiambao

               Mr. Quiambao has 11 years of EDP/MIS experience as analyst/programmer, knowledgeable in designing, coding, testing, implementing, and maintaining mainframe and PC application systems. He worked for Prudential Securities Inc. (New York City) and Prudential Mutual Funds Services (New Jersey), Chase Manhattan (New York City), Hapag-Lloyd Shipping (New York City), and Far East Bank and Trust Co. (Manila).


Conflicts of Interest

               The officers and directors of Registrant are and may in the future become shareholders, officers or directors of other companies that may be engaged in business activities similar to those conducted by Registrant. Accordingly, conflicts of interest may arise with respect to such individuals acting on behalf of Registrant or other entities. Registrant does have a policy of requiring a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to Registrant's business operations.

               The officers and directors are, so long as they are officers or directors of Registrant, subject to the restriction that all opportunities contemplated by Registrant's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to Registrant and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If Registrant or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if Registrant should decline to do so. Except as set forth above, Registrant has not adopted any other conflict of interest policy with respect to such transactions.

Item 6.        Executive Compensation.

               The following table sets forth compensation paid or awarded to all officers and directors of Registrant.



                                      13.

Name and                                                              All Other
Principal Position                   Year     Salary     Bonus      Compensation
------------------                   ----     ------     -----      ------------
Raul John Tanedo                     2001     None       None       None

Albert Quiambao                      2001     None       None       None

               During the last three calendar years, except for Brett Hovde, a former president of the company, none of Registrant's previously serving officers and directors received any compensation for their services rendered to Registrant. Brett Hovde, who served as director and president of the company from September 26, 2000 to April 30, 2001, received an annual salary of $50,000. During the same period, Registrant did not accrue compensation for any such persons pursuant to any agreement or otherwise.

               Employment Agreements

               Registrant has no employment agreements with any of its officers, directors or employees, except with Brett Hovde, whose employment as CEO of the Company was terminated on April 30, 2001. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Registrant for the benefit of its employees.


Item 7.        Certain Relationships and Related Transactions.

               There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation SB.

Item 8.        Description of Securities.

               Registrant's authorized capital stock consists of 75,000,000 shares, par value $0.0001 per share. As of June 1, 2001, there were 26,145,375 Common Shares issued and outstanding.

               On December 28, 1998, Registrant's Common Stock was reverse split on a 1 for 100 basis; the par value remained at $.0001 per share. On October 10, 1999, Registrant's Common Stock was reverse split on a 1 for 10 basis; the par value remained at $.0001. On October 10, 2000, Registrant's Common Stock was reverse split on a 1 for 50 basis; the par value remained $.0001 per share.

               All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. In the event of liquidation of Registrant, each shareholder is entitled to receive a proportionate share of Registrant's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.



                                      14.

                                     PART II

Item 1. Market Price for Common Equity and Related Stockholder Matters.

        (a)    Market Price.

                      Quotation of Registrant's common stock on the National Quotation Bureau's "Pink Sheets" commenced in October 2000 with the symbol "TMLS".

                      The following table sets forth, for the periods indicated, the high and low closing bid prices for the common stock of Registrant as reported on the National Quotation Bureau LLC System. The bid prices reflect inter-dealer quotations, do not include retail mark-ups, mark-downs or commissions, and do not necessarily reflect actual transactions.

               Date          Open           High Bid       Low Bid        Close
               -----------------------------------------------------------------
               10/17/00      6.250          6.250          5.937          5.937
               12/29/00       6.50           6.50           6.50           6.50
               04/3/01        3.00          3.125           3.00          3.125
               06/13/01      0.450          0.450          0.450          0.450

                      For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management, or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company. This requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144.

                      The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to Registrant, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly



                                      15.

statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

               For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and Registrant must have an operating history of at least one year or a market capitalization of $50 million.

               For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

               (b)  Holders.

               As of June 1, 2001, there are six hundred six (606) holders of Registrant's Common Stock.

               According to the shareholder listing as of June 1, 2001 prepared by the transfer agent, 12,136,590 of the issued and outstanding shares of Registrant's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

               In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of Registrant. (See "Item 4 - Recent Sales of Unregistered Securities.")

               As of June 1, 2001, Registrant believes that 1,506,759 of the issued and outstanding shares of Registrant's Common Stock are eligible for sale under Regulation S promulgated under the Securities Act of 1933, as amended.

               (c) Dividends.

               Registrant paid a two-for-one stock dividend to each shareholder of record on March 5, 2001.

               The payment of dividends is within the discretion of the Board of Directors of the Company. The Company currently intends to retain all earnings, if any, in the foreseeable future for use in the development of the Company's business. It is not anticipated that any dividends will be paid in the foreseeable future and there can be no assurance that dividends can or will ever be paid. The payment of dividends is contingent upon future



                                      16.

earnings, if any, the Company's financial condition and capital requirements, general business conditions and other factors.

               The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.

               (d) Reports to Shareholders

               The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

Item 2.        Legal Proceedings.

               To the best knowledge of the officers and directors of the Company, neither the Company nor any of its officers or directors is presently a party to any material legal proceeding or litigation and such persons know of no other material legal proceeding or litigation contemplated or threatened. There are no judgments against the Company or its officers or directors. None of the officers or directors has been convicted of a felony or misdemeanor relating to securities or performance in corporate office.

               In the normal course of business, the Company may be subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to such matters in case any such matters will arise in the future.


Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

               In March, 2000, Registrant retained Josefina De La Cruz, Certified Public Accountant, as Registrant's independent auditor.

               There were no disagreements with any of Registrant's prior accountings, whether or not resolved, on any matter of accounting principals or practices, financial statement disclosure or auditing scope or procedure.


Item 4.        Recent Sales of Unregistered Securities.

               As of December 31, 1998, there were 435,200 shares issued and outstanding, restated to reflect a 1 for 100 reverse split as of December 28, 1998. On February 4, 1999, Registrant sold and issued 374,000 shares, retroactively restated to reflect a 1 for 100 reverse stock split for $189,181. Registrant sold and issued 8,067,332 and 1,622,500 shares at par value in 1999 and through March 31, 2000.

               On September 29, 2000, a 1 to 50 reverse stock split was effected on the issued and outstanding shares of 10,499,032 shares. After the reverse stock split, on September 29, 2000, the restated number of shares totaled



                                      17.

209,981.

               On October 20, 2000, pursuant to a Plan and Agreement of Reorganization dated October 1, 2000, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, the Ridgeway Commercial Ventures, Ltd. became a shareholder of Registrant. The shares of Common Stock of Registrant issued pursuant to the Plan and Agreement of Reorganization have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act.

               On October 11, 2000, Registrant sold and issued 4,000,000 shares of Common Stock to Ridgeway Commercial Ventures, Ltd., in cancellation of indebtedness, for a total aggregate amount of $750,000, pursuant to a Stock Purchase Agreement dated September 29, 2000. All of the shares of Common Stock of Registrant issued to Ridgeway Commercial Ventures, Ltd. were issued pursuant to an exemption from registration, under Regulation D.

               On October 23, 2000, Registrant sold and issued shares of Common Stock to Asean Commercial Holdings, Limited, in cancellation of indebtedness, pursuant to a Stock Purchase Agreement dated October 23, 2000. All of the shares of Common Stock of Registrant issued to Asean Commercial Holdings, Limited were issued pursuant to an exemption from registration, under Regulation S.

               As of June 1, 2001, 502,761 of the issued and outstanding shares of Registrant's Common Stock are subject to the resale restrictions promulgated under Regulation S under the Securities Act of 1933, as amended.

               As of June 1, 2001, 12,136,590 of the issued and outstanding shares of Registrant's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

               Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11), if six conditions are met:

        (1) Current public information must be available about the issuer unless sales are limited to those made by nonaffiliates after two years.

        (2) When restricted securities are sold, generally there must be a one-year holding period.

        (3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

        (4) Except for sales of restricted securities made by nonaffiliates after two years, all sales must be made in brokers' transactions



                                      18.

               as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

        (5) Except for sales of restricted securities made by nonaffiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

        (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.


Item 5.        Indemnification of Directors and Officers.

               Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Delaware Statutes, there shall be no personal liability of a director or officer to Registrant, or its stockholders for damages for breach of fiduciary duty as a director or officer. Registrant may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of Registrant and for acts for which the person had no reason to believe his or her conduct was unlawful. Registrant may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling Registrant pursuant to the foregoing, Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.


                                    PART F/S

Financial Statements.

             The following financial statement for the year ended December 31, 2000 is attached to this report and filed as a part thereof.

        1)     Table of Contents

        2)     Independent Auditors' Report

        3)     Balance Sheet - Assets

        4)     Balance Sheet - Liabilities and Stockholders' Equity

        5)     Statement of Operations

        6)     Statement of Changes in Stockholders' Equity

        7)     Statement of Cash Flows

        8)     Notes to Financial Statements


                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES



                                      19.

                        CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 2000


                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000




                               TABLE OF CONTENTS



                                                                      PAGE(S)
Report of Independent Auditors                                           1

Consolidated Balance Sheet                                               2

Consolidated Statement of Operations                                     3

Consolidated Statement of Changes in Stockholders' Equity                4

Consolidated Statement of Cash flows                                     5

Notes to Financial Statements                                         6 - 14

                         JOSEFINA C. DE LA CRUZ, C.P.A.
                           A Professional Corporation


Josefina C. de la Cruz, CPA                        2700 N Main Street, Suite 900
Rebecca Q. Masinsin, CPA                                     Santa Ana, CA 92705
Sheryl T. Tacto, CPA                                     Tel. No. (714) 558-8703
Timothy Vo, CPA                                           Fax No. (714) 558-7940
Marissa B. Zacarias, IT Manager


REPORT OF INDEPENDENT AUDITORS


Board of Directors
Team Labs Systems Group, Inc.
Carson City, Nevada

We have audited the accompanying consolidated balance sheet of Team Labs Systems Group, Inc., (A Development Stage Company) and Subsidiaries, as of December 31, 2000 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Team Labs Systems Group, Inc. (A Development Stage Company) and Subsidiaries as of December 31, 2000 and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.




Josefina C. de la Cruz, CPA
A Professional Corporation

February 14, 2001


--------------------------------------------------------------------------------
          MEMBER -- AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
                               SEC PRACTICE GROUP
               CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
                               TAX PRACTICE GROUP

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2000

                                     ASSETS

CURRENT ASSETS

        Cash and cash equivalents                                   $   203,708
        Accounts Receivable                                             102,861
        Inventories (Note 3)                                            272,859
                                                                    -----------

        Total Current Assets                                            579,428
                                                                    -----------

PROPERTY AND EQUIPMENT, NET (NOTE 4)                                    169,008
                                                                    -----------

OTHER ASSETS

        Deposits                                                         13,408
        Patents, Licenses & Trademarks, Net (Note 5)                      1,825
                                                                    -----------

        Total Other Assets                                               15,233
                                                                    -----------

TOTAL ASSETS                                                        $   763,669
                                                                    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

        Accounts Payable                                            $    70,182
        Accrued Expenses                                                153,495
        Notes Payable (Note 6)                                          643,947
                                                                    -----------

        Total Current Liabilities                                       867,624
                                                                    -----------

MINORITY INTERESTS (NOTE 7)                                            (349,645)
                                                                    -----------

STOCKHOLDERS' EQUITY (NOTE 8)

        Common Stock, $0.0001 par value per share;
            75,000,000 shares authorized;
             8,709,981 shares issued and outstanding                        870
        Paid-in Capital                                               1,464,620
        Accumulated Deficit                                          (1,219,800)
                                                                    -----------

        Total Stockholders' Equity                                      245,690
                                                                    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $   763,669
                                                                    ===========


          See accompanying notes to consolidated financial statements.

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF OPERATION
                      FOR THE YEAR ENDED DECEMBER 31, 2000


SALES                                                               $   557,066

COST OF SALES                                                           269,610
                                                                    -----------

GROSS PROFIT                                                            287,456
                                                                    -----------

OPERATING EXPENSES

            Selling Expenses                                            261,936
            General and Administrative Expenses                         971,001
            Development Expenses                                         50,015
            Depreciation and Amortization                                38,495
                                                                    -----------

            Total Operating Expenses                                  1,321,447
                                                                    -----------

NET OPERATING LOSS                                                   (1,033,991)
                                                                    -----------

OTHER INCOME (EXPENSE)

            Interest Income                                               5,482
            Other Income                                                  4,098
            Interest Expense                                            (23,668)
                                                                    -----------

            Total Other Expense                                         (14,088)
                                                                    -----------

NET LOSS BEFORE MINORITY INTERESTS                                   (1,048,079)

MINORITY INTERESTS - SHARE OF LOSS                                      368,607
                                                                    -----------

NET LOSS APPLICABLE TO COMMON STOCKHOLDERS                          $  (679,472)
                                                                    ===========

NET LOSS PER COMMON SHARE:

            Basic                                                   $      0.08
                                                                    ===========

            Diluted                                                 $      0.08
                                                                    ===========

WEIGHTED AVERAGE SHARES OUTSTANDING:

            Basic                                                     8,709,981
                                                                    ===========

            Diluted                                                   8,709,981
                                                                    ===========


          See accompanying notes to consolidated financial statements.

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                                                                       Total
                                                     Common Stock                  Paid-in        Accumulated      Stockholders'
                                               Shares            Amount            Capital          Deficit           Equity
                                             -----------       -----------       -----------      -----------      -------------
Balance, January 1, 2000                       8,876,532       $       888       $   539,440      $  (540,328)      $        --

811,250 shares issued, February 1, 2000          811,250                81                --               --                81

811,250 shares issued, March 10, 2000            811,250                81                --               --                81

Share adjustment to reflect
reverse stock split, 1:50 on
September 29, 2000                           (10,289,052)           (1,030)            1,030               --                --
                                             -----------       -----------       -----------      -----------       -----------

Subtotal                                         209,980                20           540,470         (540,328)              162

4,000,000 shares issued in
exchange with TLSI's
1,000,000 shares,
October 11, 2000                               4,000,000               400            99,600               --           100,000

4,000,000 shares issued
for $725,000, October 11, 2000                 4,000,000               400           724,600               --           725,000

500,000 shares issued in
exchange for cancellation of
indebtedness on
October 23, 2000                                 500,000                50            99,950               --           100,000

Net loss, for the twelve months
ended December 31, 2000                               --                --                --         (679,472)         (679,472)
                                             -----------       -----------       -----------      -----------       -----------

 Balance, December 31, 2000                    8,709,980       $       870       $ 1,464,620      $(1,219,800)      $   245,690
                                             ===========       ===========       ===========      ===========       ===========


          See accompanying notes to consolidated financial statements.

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2000


CASH FLOWS FROM OPERATING ACTIVITIES

        Net loss                                                    $  (679,472)
        Adjustment to reconcile net loss to net cash provided
        by operating activities
             Depreciation and amortization                               38,495
             Minority interests in net loss of subsidiaries            (368,607)
             Decrease (increase) in:
                 Accounts receivable                                      9,208
                 Prepaid expenses                                         2,210
                 Inventories                                            (46,988)
             Increase (decrease) in:
                 Accounts payable                                        24,023
                 Accrued liabilities                                     64,966
                 Royalty payable                                         (2,819)
                                                                    -----------

        Net Cash Used in Operating Activities                          (958,984)
                                                                    -----------

CASH FLOWS FROM INVESTING ACTIVITIES

        Increase in deposits                                             21,780
        Purchase of property and equipment                             (119,728)
                                                                    -----------

        Net Cash Used in Investing Activities                           (97,948)
                                                                    -----------

CASH FLOWS FROM FINANCING ACTIVITIES

        Issuance of notes payable                                     1,568,947
        Payment of long-term debt                                      (376,171)
        Proceeds from issuance of common stock                           29,540
                                                                    -----------

        Net Cash Provided from Financing Activities                   1,222,316
                                                                    -----------

NET INCREASE IN CASH                                                    165,384

CASH, BEGINNING OF PERIOD                                                38,324
                                                                    -----------

CASH, END OF PERIOD                                                 $   203,708
                                                                    ===========


          See accompanying notes to consolidated financial statements.

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


NOTE 1 -- ORGANIZATION HISTORY AND BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

        The accompanying consolidated financial statements include the accounts of Team Labs Systems Group, Inc. (The Company), and its subsidiaries, Team Lab Systems, Inc. ("TLSI"), Team Labs Corporation ("TLC"). TLSI is a 100% subsidiary of the Company and TLC is 55% subsidiary of Team Labs Systems Inc.

        Team Labs Systems Group, Inc., a Delaware corporation was formed on July 23, 1990, under the original name Avanti Ventures, Inc. On February 18, 1994, the Company changed its name to Pegasus Financial Group, Inc. On September 26, 1995, the Company reorganized for the purpose of engaging in the telecommunications industry. Before the reorganization, the Company has been in dormant status and had no assets and no liabilities.

        The Company changed its name to Interactive Telephone Network, Inc. In March of 1996, the Company acquired 89% of the common stock of Shared Use Network Services, Inc., (SUNS) Colorado Cooperation, formerly known as The Members Financial Service Bureau, Inc. The principal business activity of SUNS was the provision of high-end advanced features and services in the telecommunications industry. Effective December 31, 1996, the Company transferred it's interest in SUNS to certain individuals in exchange for a release of all obligations owed by the Company.

        On December 28, 1998, the Company changed its name to T. House & Company, Ltd. On August 21, 2000, the Company amended its Articles of Incorporation changing its name to Team Labs Systems Group, Inc. Subsequent stock issuances are discussed in detail in Note 8.

        Team Labs Systems, Inc. (TLSI) is a wholly owned subsidiary of the Company. TLSI was organized on July 13, 2000 (date of inception) under the laws of the State of Nevada. TLSI currently has no operations other than its incorporation and investing activities. It is a development stage company as defined in Statement of Financial Standard No. 7 (SFAS
        7), "Accounting and Reporting by Development Stage Enterprises." It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate revenues.

        Team Labs Corporation (TLC) is a majority-owned subsidiary of the TLSI. TLC, a Colorado corporation, was founded and incorporated in 1994. It develops, manufactures and markets classroom hardware, software and curriculum products that facilitate interactive, computer-based science and mathematics education.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Consolidation Policy

               The consolidated financial statements include the accounts of the Company and all of its wholly owned and majority-owned subsidiaries. All significant intercompany accounts and transactions

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


               have been eliminated in consolidation. Investments in unconsolidated affiliates are accounted for using the equity method when the Company owns at least 20% but no more than 50% of such affiliates. Under the equity method, the Company records its proportionate share of profits and losses based on its percentage interest in earnings of companies 50% or less owned.

        Use of Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Cash and Cash Equivalents

               The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents for purpose of reporting cash flows.

        Inventories

               Inventories are stated at the lower of cost or market. Cost is determined utilizing the first-in, first-out pricing method of purchased inventory. Cost is determined using the average cost-pricing method utilizing standard costs to price its manufactured inventories.

        Property and equipment

               Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

                                                             Years
                                                           ----------
                    Building and improvements                 32
                    Furniture and equipment                  5 - 7
                    Transportation and equipment             5 - 18
                    Software                                   3
                    Tooling and Molds                          5


               Leasehold improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



        Intangible Assets

               Intangibles represent acquisition costs in excess of the fair value of net tangible assets of businesses purchased and consist primarily of the value of ongoing client relationships and goodwill. These costs are being amortized over periods ranging from three to thirty years on a straight-line basis. Intangibles are evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. This policy is in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which is effective for fiscal years beginning after December 15, 1995. Adoption of this pronouncement did not have a material impact on the financial statements.

               Intangible assets consist of patent licenses and trademarks, and unamortized loan fees. Intangible assets are amortized on the straight-line basis over their estimated useful lives or contractual lives as follows:

                      Trademark                                  10 years
                      Patent/Licenses                            10 years
                      Loan Fees                                  7 years

        Year End

               The Company and its wholly-owned subsidiary, TLSI have selected December 31 as its year-end. TLC, the Company's majority-owned subsidiary has selected September 30 as its year-end.

        Income Taxes

               Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

               Effective January 1, 2000, TLC has filed for revocation of its Subchapter S election and changed its tax year to September 30. Income or loss for the year ended December 31, 1999 was reported by the minority shareholders and taxed at the individual level. TLC became a C-Corporation effective January 1, 2000.

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



        Nature of Business and Credit Risk


               Team Labs Corporation, the Company's majority owned subsidiary operates one business segment and primarily generates revenues from the sale of Thinkstation Probeware System that includes interface, software, probes and curriculum for science experiments. TLC's customers are both public and private school systems throughout North America. Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily accounts receivable. The Company performs continuing credit evaluations of its customers and does not require collateral. The Company has not experienced significant losses related to receivable from its customers and therefore no provisions for bad debts have been provided.



        Research and Development Costs

               In accordance with Statement of Financial Accounting Standards No. 2 (SFAS 2), "Accounting for Research and Development Costs," all research and development (R&D) costs are expensed when they are incurred. Assets used in R&D activity, such as machinery, equipment, facilities and patents that have alternative future use either in R&D activities or otherwise are capitalized.



        REPORTING ON COSTS OF START-UP ACTIVITIES

               Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities" provides guidance on the financial reporting of start-up costs and organization costs. It requires most costs of start-up activities and organization costs to be expended as incurred. With the adoption of SOP 98-5, there has been little or no effect on the company's financial statements.



NOTE 3 - INVENTORIES

        At December 31, 2000, TLC's inventories consisting of hardware, books, software and parts are as follows:

                  Finished Goods                     $ 47,699
                  Parts and Materials                 225,160
                                                     --------
                       Total                         $272,859
                                                     ========

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


NOTE 4 -- PROPERTY AND EQUIPMENT

               Property and equipment consist of the following at December 31, 2000:

            Equipment and Software                       $ 194,075
            Furnitures and Fixtures                         19,094
            Tooling and Molds                               70,393
                                                         ---------
                                                           283,562
            Accumulated Depreciation                      (114,554)
                                                         ---------
            Property and Equipment, Net                  $ 169,008
                                                         =========

        Depreciation expense for the ten months ended December 31, 2000 amounted to $33,862.


NOTE 5 -- PATENT, LICENSES, AND TRADEMARKS

        At December 31, 2000, patents, licenses and trademarks consisted of the following:

             Patent, Licenses, and Trademarks             $ 2,028
             Accumulated Amortization                        (203)
                                                          -------
                                                          $ 1,825
                                                          =======

        Amortization expense for patent, licenses, trademarks and loan fees written off for the year ended December 31, 2000 amounted to $4,633.


NOTE 6 -- NOTE PAYABLE

               At December 31, 2000, a demand non-interest bearing note payable to an investor of the Company, Ridgeway Commercial Ventures, Limited, a foreign Corporation amounted to $643,947.


NOTE 7 -- MINORITY INTERESTS

               The Company owns 2,377,618 shares, representing 55% of TLC'S shares. Minority interest in TLC is 45% consisting of 1,620,345 common shares which include 39,345 stock option granted and exercised. At December 31, 2000 minority interests consist of:

            Common stock, no par value                   $ 227,378
            Paid-in capital                                135,000
            Accumulated deficit                           (712,023)
                                                         ---------

                        Total Minority Interests         $(349,645)
                                                         =========

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



        The accumulated deficit of $712,023 includes $343,416 carryover of deficit when TLC was an S-corporation and prior to its acquisition by the Company.


NOTE 8 -- STOCKHOLDERS' EQUITY

        The company's authorized common stock consists of 75,000,000 shares with a par value of $0.0001 per share.

        As of December 31, 1998, there were 435,200 shares issued and outstanding, retroactively restated to reflect a 1:100 reverse stock split as of December 28, 1998.

        On February 4, 1999, the company issued 374,000 shares (subsequently restated to reflect a 10:1 reverse stock split) for $189,181 cash.

        Additional common shares of 8,067,332 and 1,622,500 shares, respectively, were issued at par value of $0.0001 in 1999 and thru June 30, 2000.

        On September 29, 2000, a 1 to 50 reverse stock split was effected on the issued and outstanding shares of 10,499,032 shares. After the reverse stock split, at September 29, 2000, the restated number of shares totaled 209,981.

        On October 11, 2000, the Company entered into a plan and agreement of reorganization with Team Labs System, Inc. (TLSI) and Team Labs Corporation (TLC). Under the agreement, the Company exchanged 4,000,000 common shares with 1,000,000 shares, representing 100% of TLSI's issued and outstanding shares.

        A stock purchase agreement was entered between the Company and Ridgeway Commercial Ventures, Limited, a foreign corporation. Under the agreement, on October 11, 2000, the Company issued 4,000,000 shares of its common stock at $0.18125 per share (par value $0.0001) for a total consideration of $725,000, towards cancellation of indebtedness to Ridgeway Commercial Ventures, Ltd.

        On October 23, 2000, a stock purchase agreement was entered between the Company and Asean Commercial Holdings, Limited (Asean), a foreign corporation, the purchaser. Asean purchased 500,000 shares in cancellation of indebtedness at a price of $0.20 per share for a total aggregate amount not to exceed $100,000 of debt. Asean Commercial is an assignee of an obligation originally owed to Ridgeway Commercial Ventures for $100,000.

        The agreement further provides the sale of 9,500,000 common shares to Asean at the price of $.30 per share. Asean's obligation of $2,850,000 is evidenced by a promissory note payable in installments of not less than $70,000, commencing on or about December 30, 2000 and monthly thereafter until February 28, 2002. For each seventy thousand ($70,000) dollars, Team Labs Systems Group, Inc. shall deliver 233,333.34 shares of its $.0001 common shares. All of the shares offered and sold under this agreement

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



        shall be subject to the rules and regulations under Regulation S of the Securities Act of 1933, as amended. Offers and sales of the securities prior to the expiration of the distribution compliance period of Regulation S (Rule 901 and 905, and Preliminary Notes) shall have offering restrictions imposed.

        At December 31, 2000, total issued and outstanding common shares is 8,709,980 shares which consisted of the following shares:

             Restricted shares                            4,158,420
             Regulation S shares                            502,760
             Free trading shares                          4,048,799
                                                          ---------

             Total                                        8,709,979
                                                          =========

NOTE 9 - STOCK OPTIONS


               In December 1999, TLC, a subsidiary adopted two stock option plans. Plan 1 is a non-qualified stock option plan intended for key advisors and board members of TLC. Up to 200,000 options may be granted to an individual by the compensation committee at any option price determined by the compensation committee. Plan 2 is an incentive stock option plan for officers and employees. Up to 300,000 options may be granted to an individual at or more than the fair market price at the date of the grant.

               As of December 31, 2000, total options outstanding are as follows:

                               Total Outstanding        Average Option
                                    Options            Price Per Share
                               -----------------       ---------------
             Plan 1                   18,729                $0.90
             Plan 2                  221,250                $0.42
                                 -----------
                                     239,979
                                 ===========

               If not exercised, stock options will expire as follows:

                  Total Options Shares
              -----------------------------
                  Plan 1         Plan 2          Expiration Date
              --------------  -------------
                      1,729              -             2002
                          -         21,250             2004
                          -        200,000             2005
                     17,000              -             2005
              --------------  -------------
                     18,729        221,250
              ==============  =============

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


        Based on the maximum options to be granted under the plans, future options to be granted as of December 31, 2000.

                                        Plan 1        Plan 2         Total
                                       --------      --------      --------
    Maximum options to be granted       200,000       300,000       500,000
    Options Outstanding                  18,729       221,250       239,979
                                       --------      --------      --------
    Stock options to be granted         181,271        78,750       260,021
                                       ========      ========      ========

NOTE 10 - INCOME TAXES

        There is no provision for federal and state income taxes for the year ended December 31, 2000 due to the net loss sustained during the period.

        The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carry forwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate.

        The Company's total deferred tax asset as of December 31, 2000 is as follows:

     Net Operating Loss Carry Forward                          $ 1,048,078
                                                               ===========

     Current Tax Asset Value of Net Operating Loss Carry
          Forwards at Current Prevailing Federal Tax Rate      $   157,212
     Valuation Allowance                                          (157,212)
                                                               -----------
     Net Deferred Tax Asset                                    $        --
                                                               ===========

     Current Income Tax Expense                                $        --
                                                               ===========

     Deferred Income Tax  Benefit                              $        --
                                                               ===========

        Net operating loss carry forward if not utilized will expire on year
2020.


NOTE 11 -- SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

        For the year ended December 31, 2000, cash payments for interest amounted to $23,668. There were no payments made for income taxes.

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


        On October 11, 2000, the Company exchanged 4,000,000 common shares with 1,000,000 common shares of TLSI. In addition, the Company issued 4,000,000 common shares to Ridgeway Commercial Ventures, Limited in exchange for cancellation of $725,000 indebtedness.

        On October 23, 2000, 500,000 common shares were issued to Asean Commercial Holdings Ltd. for cancellation of $100,000 debt assigned by Ridgeway to Asean.


NOTE 12 -- COMMITMENTS

               The Company leases its corporate offices, laboratory, manufacturing and warehouse facility under several lease agreements expiring through 2005. Estimated minimum lease payments are as follows:

                         Year Ending
                         December 31             Amount
                      -------------------       --------
                             2001                 81,569
                             2002                 82,166
                             2003                 77,336
                             2004                 61,500
                             2005                 15,400
                                                --------
                                                $317,971
                                                ========

        Rent expense for the year ended December 31, 2000 amounted to $63,294.

NOTE 13 -- CONCENTRATION OF CREDIT RISK

               TLC maintains a checking account in two commercial banks. The checking account is secured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash in this account exceeded $100,000 at certain times. At December 31, 2000, cash in this account exceeded the FDIC -- insured limits by about $20,000.

        TLC also maintains a money market fund account which is a non-deposit investment, and as such is not FDIC -- insured, is subject to investment risk, including loss of principal, and is not guaranteed by the bank. Balance of the money market fund at December 31, 2000 is $27,500.


NOTE 14 -- OFFICERS' LIFE INSURANCE

        TLC maintains life insurance policies on both of the officers. The policies are reverse split-dollar insurance. Under the provisions of reverse split-dollar insurance policies, TLC pays the premium and is designated the beneficiary of the policies. Upon the death of the insured, the officers' trusts would receive the cash surrender value of the policies with the balance of the benefit being paid to TLC. As of December 31, 2000, the face value of the policies is $500,000.

                                    PART III


Item 1.  Exhibit Index

Sequential
No.                                                                               Page No.
------------------------------------------------------------------------------------------
     (3)  Articles of Incorporation and Bylaws

               3.1 (a) Certificate of Incorporation of Avanti Ventures, Inc.
                       filed July 23, 1990

               3.1 (b) Certificate of Amendment of Certificate of Incorporation
                       of Avanti Ventures, Inc. filed February 18, 1994

               3.1 (c) Certificate of Amendment of Certificate of Incorporation
                       of Pegasus Financial Group, Inc. filed September 26, 1995

               3.1 (d) Certificate of Amendment of Interactive Telephone
                       Network, Inc. filed February 22, 1996;

               3.1 (e) Certificate of Amendment of Interactive Telephone
                       Network, Inc. filed March 13, 1996

               3.1 (f) Certificate of Correction of Interactive Telephone
                       Network, Inc. filed October 16, 1996

               3.1 (g) Certificate for Renewal and Revival of Charter of
                       Interactive Telephone Network, Inc. filed Dec. 18, 1998

               3.1 (h) Certificate of Amendment to the Certificate of
                       Incorporation of Interactive Telephone Network, Inc.
                       filed January 13, 1999

               3.1 (i) Certificate of Amendment of Articles of Incorporation of
                       T.House & Company, Ltd. filed August 22, 2000

               3.1 (j) Certificate of Amendment of Articles of Incorporation of
                       Team Labs Systems Group, Inc. filed October 2, 2000

               3.4     Bylaws, as amended

        (4)    4.1     Form of Common Stock Certificate

(10)           10.1    Plan and Agreement of Reorganization by and between Team
                       Labs Systems Group, Inc., Team Labs Corporation, Team
                       Labs Systems, Inc. and the Shareholders of Team Labs
                       Systems, Inc.

(21)           List of Subsidiaries

(23)           Consents - Experts

               23.1    Consents of Josefina De La Cruz, Certified Public
                       Accountant, dated June 14, 2001



                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2001                          TEAM LABS SYSTEMS GROUP, INC.



                                             By:    /s/ Albert Quiambao
                                                    ----------------------------
                                                    President & Director